Exhibit 9

                   The following resolutions were adopted at a meeting of the Board of Directors of Siliconix incorporated on December 11, 1997:

                   RESOLVED, that the sale, assignment and transfer of the Shares, whether directly or indirectly as a result of a transfer effected in the Dispositon, to any person or entity affiliated with the purchaser in the Disposition be, and it hereby is, approved in all respects and for all purposes under the General Corporation Law of the State of Delaware (the "DGCL");

                   RESOLVED, that, without limiting the generality of the immediately preceding resolution, any person or entity who or which becomes an "interested stockholder" of the Corporation by reason of the Disposition shall be doing so in a transaction resulting in the person or entity becoming an interested stockholder which transaction be, and it hereby is, approved by this Board of Directors as contemplated and required by paragraph
         (a)(1) of Section 203 of the DGCL so as to eliminate any restriction on a subsequent business combination involving the Corporation and such person or entity or any affiliate thereof;

                   RESOLVED, that the proper officers of this Corporation be, and each of them hereby is, authorized and directed, in the name and on behalf of the Corporation, to execute and deliver any and all certificates, agreements and other documents and to take any and all steps and do any and all things which they may deem necessary or advisable in order to effectuate the purposes of the foregoing resolutions; and

                   RESOLVED, that all actions taken by such officers on or prior to the date of adoption of the foregoing resolutions that are within the authority conferred hereby are hereby ratified, confirmed, approved and adopted as the acts and deeds of this Corporation.